SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

1. Press release of August 10, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the six months to 2 July 2004 (IFRS)

Strong performance in difficult conditions

HALF YEAR HIGHLIGHTS

•                  Volume of 683 million unit cases, 5.5% ahead of 2003,

•                  EBITDA* of €365 million, 12% ahead of 2003,

•                  Operating profit (EBIT) of €159 million, 18% ahead of 2003, and 27% ahead of 2003 excluding the subsequent recognition of pre-acquisition tax losses,

•                  Strong improvement in earnings to a net profit of €85 million from a net profit of €48 million in 2003, representing a 76% increase,

•                  Cash flow generated from operating activities less capital expenditure of €58 million versus €3 million for the comparable period in 2003.

SECOND QUARTER HIGHLIGHTS

•                  Volume of 383 million unit cases, 1.6% ahead of 2003,

•                  EBITDA* of €253 million, 10% ahead of 2003,

•                  Operating profit (EBIT) of €144 million, 9% ahead of 2003, and 15% ahead of 2003 excluding the subsequent recognition of pre-acquisition tax losses,

•                  Continued strengthening in earnings to a net profit of €97 million from a net profit of €75 million in 2003, representing a 30% improvement.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘Our proven strategy continues to deliver strong revenue and earnings growth. Despite poor weather conditions across the majority of our markets and the short-term adverse economic impact on our developing markets resulting from EU accession, our effective market execution enabled us to deliver a credible volume performance. Pricing initiatives, mix improvement, cost control and financial management all contributed to strong earnings. We believe that these results demonstrate how our strategy and management skills enable us to optimise performance under difficult conditions. Trading conditions in the third quarter appear to be improving in most of our key markets and accordingly we remain comfortable with our current guidance for the full-year.’

10 August 2004

*                 We consider EBITDA as a key measure of performance. We calculate EBITDA as operating profit plus depreciation, amortisation and other non-cash items.

Coca-Cola HBC (‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the US (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3100
Investor Relations Director	e-mail: melina.androutsopoulou@cchbc.com

Theodoros Varelas	Tel: +30 210 618 3181
Investor Relations Associate	e-mail: theodoros.varelas@cchbc.com

Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European press contact:
FD Greece	Tel: +30 210 725 8194
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US press contact:
FD US	Tel: +1 212 850 5600
Brian Maddox	e-mail: bmaddox@fd-us.com

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months to 2 July 2004 (IFRS)

Overview

CCHBC delivered strong earnings growth and margin improvements in both periods under review driven by pricing initiatives, improvement in mix and continued focus on cost management.

Volume grew by 5.5% in the first half of 2004. Excluding the impact of four extra shipping days in January 2004, volume for the half year grew by approximately 3.5%. Furthermore, excluding the impact of the acquired Römerquelle and Multivita water businesses in 2003, volume grew by 1.0%. Poor weather conditions across most of our countries, coupled with transitional adverse economic conditions arising from the EU accession in eight of our developing markets, led to second quarter volume performance being below our expectations. Volume was further affected by two national strikes in Nigeria, which resulted in a loss of approximately 12 selling days.

Our continued focus on revenue growth and value creation resulted in a solid increase in our net sales revenue, which on a currency neutral basis, grew by approximately 8% in the first half of the year (6% reported). In particular, price/mix realisation of 3% within the CSD category and 3% for the overall group, on a currency neutral basis, was very strong given the poor weather conditions.

We continued to drive innovation particularly in new packaging and new flavours within the Römerquelle and Amita family of brands. The roll-out of products under the Nestea umbrella continued during the quarter, with particular strong performance in Hungary, where Nestea became the market leader. Powerade continued to expand with new flavour offerings making it, market leader in most of our markets and the number one brand in Europe within its category.

EBITDA in the first half grew by 12% and by 10% in the second quarter. Römerquelle and Multivita contributed 1% to the group’s EBITDA for the first half and for the second quarter of 2004.

The net result for the group was €85 million, a 76% improvement, compared to a net profit of €48 million for the first half of 2003. This improvement reflects growth in operating profit as well as a favourable interest rate environment.

Cash flow generated from operating activities less capital expenditure strengthened substantially to €58 million compared to €3 million in the first half of 2003.

In line with the strategy to further strengthen the group’s balance sheet by appropriately lengthening CCHBC’s debt maturity profile we took advantage of favourable debt market conditions and successfully completed the sale of a seven year €500 million 4.375% Eurobond in July 2004. The bond offering, which was heavily oversubscribed, was to pre-fund the financing of the maturity of our December 2004 Eurobond and to finance a tender offer for part of the outstanding amount under our €625 million June 2006 5.25% Eurobond.

Operational Review by Reporting Segments

	Volume (million unit cases)				EBITDA (€ million)
	2004	2003	% Change	% Change	2004	2003	% Change
Six months	Reported			Excluding extra days	Reported

Established Markets	286.4	273.2	+4.8%	+2.7%	203.1	181.6	+11.8%
Developing Markets	124.5	128.1	-2.8%	-4.6%	51.4	46.7	+10.1%
Emerging Markets	271.7	245.7	+10.6%	+8.5%	110.0	96.3	+14.2%
Coca-Cola HBC	682.6	647.0	+5.5%	+3.5%	364.5	324.6	+12.3%

	Volume (million unit cases)				EBITDA (€ million)
	2004	2003	% Change	% Change	2004	2003	% Change
2nd Quarter	Reported			Excluding extra days	Reported

Established Markets	157.2	156.4	+0.5%	n/a	132.4	119.6	+10.7%
Developing Markets	70.6	77.5	-8.9%	n/a	43.6	40.5	+7.7%
Emerging Markets	155.6	143.4	+8.5%	n/a	77.0	69.2	+11.3%
Coca-Cola HBC	383.4	377.3	+1.6%	n/a	253.0	229.3	+10.3%

Established markets

Volume

Unit case volume was 286 million in the first half of 2004, 5% above the prior year period and 157 million for the quarter, slightly ahead of the second quarter of 2003. Poor weather conditions, with temperatures well below average, had a particular impact on Italy, Greece, Austria and Switzerland, with all four markets reporting volume declines in the second quarter of the year. It is noteworthy that despite flat volume growth in Italy in the first half of the year, continued strong execution resulted in market share gains in volume and value terms in both the future and immediate consumption channels across our product categories. In Austria, Römerquelle continues to perform according to our plans and was a key contributor of growth in this segment, particularly in the second quarter.

EBITDA

Established markets contributed €203 million to the group’s EBITDA for the first half, 12% above the prior year period and €132 million for the quarter, 11% above the second quarter of 2003. Italy delivered double-digit EBITDA growth driven by pricing and favourable mix as a result of the continued execution of our strategy including investments in cold drink equipment as well as the enhanced capabilities of our sales force. In addition, Austria continued to deliver double-digit EBITDA growth in the second quarter driven primarily by strong execution and effective revenue management.

Developing markets

Volume

Unit case volume was 125 million for the first half, 3% below the prior year period and 71 million for the quarter, 9% below the second quarter of 2003. Our biggest markets in this segment, Poland, Hungary and Czech, all experienced exceptionally poor weather in the second quarter, especially during the important months of May and June. In addition, consumers in the countries that joined the EU during the quarter also faced significant price increases across most other products and services primarily in May and June, resulting in a significant reduction in the purchasing power and consequently, discretionary consumer spending.

EBITDA

Developing markets contributed €51 million to the group’s EBITDA for the first half, 10% above the prior year period, and €44 million for the quarter, 8% above the second quarter of 2003. This was a result of price increases initiated in earlier quarters, mix improvement and continued strong local execution. Poland, our largest market within this segment, continued to perform well with new product launches under the Multivita family of brands.

Emerging markets

Volume

Unit case volume was 272 million for the first half, 11% above the prior year period and 156 million for the quarter, 9% above the second quarter of 2003. Russia continued to perform well, increasing volume by over 20% in both periods under review and growing revenue at even higher rates. As we previously communicated, Nigeria had two nationwide strikes that lasted for approximately twelve days. Despite the strikes, volume in Nigeria grew by approximately 2% in the quarter and half year as we continued our investments in cold drink availability and the roll-out of a new pre-selling initiative. Adverse weather conditions also impacted Romania resulting in flat second quarter volume growth. However, our continuous roll-out of new products and strong market execution resulted in approximately 7% volume growth in the first half of the year.

EBITDA

Emerging markets contributed €110 million to the group’s EBITDA for the first half, 14% above the prior year period, and €77 million for the quarter, 11% above the second quarter of 2003. Russia and Romania were the key contributors in terms of EBITDA growth in both periods under review. Russia, in particular, delivered strong EBITDA performance driven by volume growth noted above, strong pricing initiatives and a more profitable package mix.

Group Financial Review

	Second quarter			Six months
	2004	2003	% Change	2004	2003	% Change
	€ million	€ million		€ million	€ million

Volume in unit cases (in millions)	383.4	377.3	+2%	682.6	647.0	+6%
Net sales revenue	1,187.4	1,152.4	+3%	2,072.5	1,953.0	+6%
Cost of goods sold	(683.9)	(680.1)	+1%	(1,221.6)	(1,181.8)	+3%
Gross profit	503.5	472.3	+7%	850.9	771.2	+10%
Total operating expenses	(359.4)	(339.7)	+6%	(691.8)	(636.7)	+9%
Operating profit (EBIT)	144.1	132.6	+9%	159.1	134.5	+18%
EBITDA	253.0	229.3	+10%	364.5	324.6	+12%
Net profit	97.1	74.7	+30%	85.0	48.4	+76%
Basic and diluted EPS (in euros)	0.41	0.32	+28%	0.36	0.21	+71%

Net sales revenue

Net sales revenue for the first half of 2004 increased by approximately 6% versus the first half of 2003. Excluding the impact of the foreign currency translation, net sales revenue for the first half increased by approximately 8%. Importantly, our revenue management initiatives led to price/mix realisation, on a per unit case basis, of 3% for CSD’s, as well as non-CSD’s, on a currency neutral basis.

Net sales revenue for the second quarter on a currency neutral basis, increased by 4% (3% reported) resulting from continued favourable price/mix realisation.

Cost of goods sold

The average cost of goods sold per unit case for the first half decreased to €1.79 in 2004 from €1.83 in 2003. The decrease was principally driven by the continued benefit from lower euro prices for US dollar denominated commodities as well as the forward purchase of certain raw materials. We also continue the implementation of certain supply chain and infrastructure improvements.

Gross profit

The gross profit margin increased to 41.1%, compared to 39.5% for the first half of 2003. This margin improvement resulted from increased selling prices along with generally lower cost of goods sold, as discussed above.

Operating expenses

Total operating expenses for the first half represented 33% of net sales revenue, unchanged versus the same period in 2003. Excluding the impact of subsequent recognition of pre-acquisition tax losses and amortisation of intangible assets, our operating expenses per unit case were €0.91 in the first half of 2004 versus €0.89 for the comparable period in the prior year. This primarily reflects an increase in our investment in sales force capabilities in line with our strategy and in marketing and promotions across our markets due to Euro 2004 and the Olympics.

Operating profit (EBIT)

Our operating profit grew to €159 million in the first half of 2004 versus an operating profit of €135 million in the first half of 2003. Excluding the impact of subsequent recognition of pre-acquisition tax losses our operating profit in the first half of 2004 increased to €175 million, a 27% improvement over 2003.

Taxation

Our effective tax rate, (excluding the amortisation of, and adjustments to, intangible assets) was approximately 21% versus 30% for the same period last year. This result primarily reflects the subsequent recognition of the previously unrecognised tax losses noted above.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories.

Net profit

The net result for the group improved by €37 million, or 76%, to a net profit of €85 million compared to the first half of 2003. This improvement reflects a growth in operating profit as well as lower cost of borrowing resulting from the favourable interest rate environment.

Cash flow

Cash flow generated from operating activities rose 15% to €233 million versus €203 million in 2003. After deducting capital expenditure, the first half of 2004 had strong positive free cash flows of approximately €58 million versus €3 million in the first half of 2003.

Capital Expenditure

CCHBC had net capital expenditures of approximately €175 million on fixed assets for the first half of 2004. We continue to expand our capacity introducing new technologies, while focus investments on increasing the availability of chilled products.

Acquisition of Croatian Water Company Gotalka d.o.o.

On 28 January 2004, we completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition involved a production facility at Budinscina and the water brand Bistra.

Successful Completion of €500 Million Debt Offering

On 12 July 2004, we successfully completed a €500 million bond issue. The issue was completed off our Euro Medium Term Note Programme and has a term of seven years. On the same date we also announced a successful tender offer for €322 million of the outstanding debt under our €625 million 5.25% Eurobond which matures in June 2006. Proceeds from the new Eurobond offering will be used to finance the tender offer and to partially pre-fund the maturity of our €300 million Eurobond in December 2004.

2004 Full Year Outlook

Our financial performance in the first half of the year was broadly in line with full year targets despite a softening in volume performance during the second quarter of the year. Volumes during the month of July appear to be slightly ahead of our half-year performance. Weather conditions also have improved in certain markets, and we believe that volume growth of approximately 6% for the full year, at the lower end of our previously communicated guidance, is now a realistic target. We remain confident in achieving the upper half of our previously communicated full year profitability goals as follows:

•                  EBITDA growth of 10% - 12%,

•                  EBIT growth of 25% - 30%

Furthermore, we have completed our mid-term debt restructuring which will result in a lower cost of borrowing than previously expected. Accordingly, we expect our net profit to be approximately €150 million versus our previous guidance of €140 - €150 million.

We continue to expect our effective tax rate, (excluding the amortisation of, and adjustments to, intangible assets) for the full year to be approximately 29%.

Our Return on Invested Capital is expected to improve by over 125 basis points, in line with our previous guidance. We are continuing to review our Weighted Average Cost of Capital, which we currently estimate to be in the range of 9.0-9.5%, and we continue to expect our ROIC to exceed WACC during 2005.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the first six months of 2004 on 10 August 2004 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, budgets, projected levels of consumption and production, projected costs, future taxation, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

 Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months to 2 July 2004 (IFRS)

Consolidated income statement (unaudited)

	Note	Three months to 2 July 2004	Three months to 27 June 2003
		€ million	€ million
Net sales revenue	3	1,187.4	1,152.4
Cost of goods sold		(683.9)	(680.1)

Gross profit		503.5	472.3

Operating expenses		(321.3)	(309.1)
Amortisation of, and other adjustments to, intangible assets	4	(38.1)	(30.6)
Total operating expenses		(359.4)	(339.7)

Operating profit (EBIT)	3	144.1	132.6

Finance costs	5	(15.4)	(15.2)
Unrealised loss on available-for-sale investments		(0.2)	—
Share of results of associates		0.2	0.5

Profit before taxation		128.7	117.9

Taxation	6	(28.4)	(38.7)

Profit after taxation		100.3	79.2

Minority interests		(3.2)	(4.5)

Net profit		97.1	74.7

Basic & diluted earnings per share (euros)	7	0.41	0.32

Volume (million unit cases)	3	383.4	377.3

EBITDA (€ million)	3	253.0	229.3

Consolidated income statement (unaudited)

	Note	Six months to 2 July 2004	Six months to 27 June 2003
		€ million	€ million
Net sales revenue	3	2,072.5	1,953.0
Cost of goods sold		(1,221.6)	(1,181.8)

Gross profit		850.9	771.2

Operating expenses		(624.2)	(577.8)
Amortisation of, and other adjustments to, intangible assets	4	(67.6)	(58.9)
Total operating expenses		(691.8)	(636.7)

Operating profit (EBIT)	3	159.1	134.5

Finance costs	5	(24.1)	(27.9)
Unrealised gain on available-for-sale investments		0.1	—
Share of results of associates		0.4	1.1

Profit before taxation		135.5	107.7

Taxation	6	(43.6)	(49.9)

Profit after taxation		91.9	57.8

Minority interests		(6.9)	(9.4)

Net profit		85.0	48.4

Basic & diluted earnings per share (euros)	7	0.36	0.21

Volume (million unit cases)	3	682.6	647.0

EBITDA (€ million)	3	364.5	324.6

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months to 2 July 2004 (IFRS)

Condensed consolidated balance sheet (unaudited)

	Note	As at 2 July 2004	As at 27 June 2003	As at 31 December 2003
		€ million	€ million	€ million
Assets

Intangible assets	8	1,737.1	1,797.4	1,805.2
Property, plant and equipment	8	2,121.7	2,049.2	2,000.2
Other non-current assets		37.2	34.6	29.5

Total non-current assets		3,896.0	3,881.2	3,834.9

Inventories		394.2	356.3	298.9
Trade and other receivables		809.1	860.8	695.1
Cash and cash equivalents		38.6	81.4	39.4

Total current assets		1,241.9	1,298.5	1,033.4

Total assets		5,137.9	5,179.7	4,868.3

Liabilities

Short-term borrowings		448.0	588.0	397.3
Other current liabilities		1,002.1	971.0	840.2

Total current liabilities		1,450.1	1,559.0	1,237.5

Long-term borrowings		1,337.7	971.0	1,325.4
Other non-current liabilities		280.6	214.4	316.1

Total non-current liabilities		1,618.3	1,185.4	1,641.5

Shareholders’ equity		1,985.6	2,357.3	1,908.9
Minority interests		83.9	78.0	80.4

Total equity		2,069.5	2,435.3	1,989.3

Total equity and liabilities		5,137.9	5,179.7	4,868.3

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months to 2 July 2004 (IFRS)

Condensed consolidated cash flow statement (unaudited)

	Note	Six months to 2 July 2004	Six months to 27 June 2003	Year ended 31 December 2003
		€ million	€ million	€ million
Operating profit		159.1	134.5	257.6
Depreciation of property, plant and equipment	8	137.8	131.2	279.5
Amortisation of intangible assets	4	52.2	56.5	112.8
Other non-cash items	4	15.4	2.4	14.8
		364.5	324.6	664.7

(Gain) loss on disposal of non-current assets		(5.2)	0.8	8.1
Increase in inventories		(88.0)	(53.4)	(2.2)
(Increase) decrease in trade and other receivables		(119.7)	(200.0)	28.0
Increase in trade payables and other liabilities		123.3	156.0	21.4
Taxation paid		(41.6)	(24.7)	(76.2)
Cash flow generated from operating activities		233.3	203.3	643.8

Investing activities:
Payment for purchase of property, plant and equipment		(175.4)	(200.5)	(350.9)
Receipts from disposal of property, plant and equipment		6.5	7.2	15.0
Net proceeds from sale / (payments for) investments		5.8	(0.8)	(0.5)
Net payments for acquisition of subsidiaries		(2.1)	(57.4)	(141.4)
Proceeds from sale of trademark		—	7.6	7.6
Net cash used in investing activities		(165.2)	(243.9)	(470.2)

Financing activities:
Return of capital to shareholders		(0.4)	—	(472.9)
Expenses relating to return of capital to shareholders		—	—	(5.8)
Proceeds from issue of shares to employees		—	—	3.4
Net increase in borrowings		8.1	97.9	340.7
Net interest paid		(26.0)	(30.4)	(46.6)
Net dividend paid to group shareholders and minority interests		(52.4)	(50.4)	(50.4)
Net cash from financing activities		(70.7)	17.1	(231.6)

Decrease in cash and cash equivalents		(2.6)	(23.5)	(58.0)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		39.4	105.5	105.5
Decrease in cash and cash equivalents		(2.6)	(23.5)	(58.0)
Effect of changes in exchange rates		1.8	(0.6)	(8.1)

Cash and cash equivalents		38.6	81.4	39.4

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months to 2 July 2004 (IFRS)

Condensed consolidated statement of movements in shareholders’ equity (unaudited)

	Note	2 July 2004	27 June 2003	31 December 2003
		€ million	€ million	€ million
Balance as at 1 January		1,908.9	2,443.0	2,443.0
Net profit		85.0	48.4	115.0
Foreign currency translation		44.4	(89.5)	(131.8)
Gains (losses) on cash flow hedges recognised in equity (net of applicable income taxes of 2004:€0.2m, 2003:€0.4m)		(5.2)	0.8	3.9
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities (net of applicable income taxes of €0.7m)		—	—	(1.1)
Losses on cash flow hedges reclassified from equity and reported in net profit (net of applicable income taxes of €0.4m)		—	—	(0.9)
Return of capital to shareholders		—	—	(473.3)
Expenses relating to return of capital to shareholders (net of applicable income taxes of €2.1m)		—	—	(4.0)
Shares issued to employees exercising stock options		—	—	3.4
Dividends		(47.4)	(45.0)	(45.0)
Movement in shares held for equity compensation plan		(0.1)	(0.4)	(0.3)
Closing balance		1,985.6	2,357.3	1,908.9

Coca-Cola Hellenic Bottling Company S.A.
Results for the six months to 2 July 2004 (IFRS)

Notes to the condensed consolidated financial statements (unaudited)

1.                                      Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and should be read in conjunction with the 2003 annual financial statements, which include a full description of the group’s accounting policies.

2.                                      Exchange rates

For Coca-Cola HBC (‘CCHBC’), we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to June		2 July	31 December
	2004	2003	2004	2003
US dollar	1.23	1.10	1.22	1.26
UK sterling	0.67	0.68	0.67	0.70
Polish zloty	4.72	4.27	4.55	4.65
Nigerian naira	164.17	140.69	161.41	172.70
Hungarian forint	254.53	248.35	252.31	260.90
Swiss franc	1.55	1.49	1.53	1.56
Russian rouble	35.16	34.36	35.33	37.13

3.                                      Segmental analysis

The group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The group operates in 26 countries, and its financial results are reported in the following segments.

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine

	Volume in unit cases	Net sales revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months to 2 July 2004	157.2	637.0	132.4	74.0
3 months to 27 June 2003	156.4	626.8	119.6	71.9
6 months to 2 July 2004	286.4	1,144.3	203.1	94.1
6 months to 27 June 2003	273.2	1,083.1	181.6	86.2
12 months to 31 December 2003	552.8	2,189.5	363.6	149.3

Developing markets
3 months to 2 July 2004	70.6	196.6	43.6	24.0
3 months to 27 June 2003	77.5	203.8	40.5	20.9
6 months to 2 July 2004	124.5	333.3	51.4	14.9
6 months to 27 June 2003	128.1	329.4	46.7	9.6
12 months to 31 December 2003	276.4	712.7	96.9	22.6

Emerging markets
3 months to 2 July 2004	155.6	353.8	77.0	46.1
3 months to 27 June 2003	143.4	321.8	69.2	39.8
6 months to 2 July 2004	271.7	594.9	110.0	50.1
6 months to 27 June 2003	245.7	540.5	96.3	38.7
12 months to 31 December 2003	530.1	1,161.5	204.2	85.7

Total CCHBC
3 months to 2 July 2004	383.4	1,187.4	253.0	144.1
3 months to 27 June 2003	377.3	1,152.4	229.3	132.6
6 months to 2 July 2004	682.6	2,072.5	364.5	159.1
6 months to 27 June 2003	647.0	1,953.0	324.6	134.5
12 months to 31 December 2003	1,359.3	4,063.7	664.7	257.6

4.                                      Amortisation of, and adjustments to, intangible assets

During the first half, CCHBC recognised deferred tax assets on tax losses that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €15.4 million has been recorded in operating expense and a deferred tax credit of €15.4 million included within taxation on the income statement. In addition, a credit of €3.0 million has been recorded to amortisation of intangible assets, reflecting a lower goodwill base due to the recognition of the deferred tax assets.

	Six months to 2 July 2004	Six months to 27 June 2003
	€ million	€ million

Amortisation of intangible assets	52.2	56.5
Recognition of pre-acquisition deferred tax assets through goodwill	15.4	2.4
Total amortisation of, and adjustments to intangible assets	67.6	58.9

5.                                      Finance costs

	Six months to 2 July 2004	Six months to 27 June 2003
	€ million	€ million

Interest expense	29.5	31.5
Net foreign exchange translation (gains) losses	(1.9)	0.6
Fair value gains on interest rate swaps	—	(2.2)
Interest income	(3.5)	(2.0)
Total finance costs	24.1	27.9

	Three months to 2 July 2004	Three months to 27 June 2003
	€ million	€ million

Interest expense	14.2	16.0
Net foreign exchange translation losses	1.9	0.6
Fair value (gains) losses on interest rate swaps	0.2	(0.9)
Interest income	(0.9)	(0.5)
Total finance costs	15.4	15.2

6.                                      Taxation

The effective tax rate for the group differs from the Greek statutory rate of 35% as a consequence of a number of factors, the most significant of which are the non-deductibility of expenses, principally the amortisation of goodwill, and the fact that the tax rates in the countries in which the group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the group range from 0%-37%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which are not necessarily referable to the current year’s operations.

We anticipate the effective tax rate, (excluding the amortisation of, and other adjustments to, intangible assets) will be approximately 29% for the full year 2004. This rate is calculated before any tax credit is recognised for the utilisation of previously unrecognised accumulated tax losses.

7.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit (loss) attributable to shareholders by the weighted average number of shares in issue during the period (2004: 236,925,277 and 2003: 236,668,596 shares).

8.                                      Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2004	2,000.2	1,805.2
Additions	213.3	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(15.4)
Arising on acquisitions	6.5	(3.3)
Disposals	(4.3)	(5.7)
Depreciation/amortisation	(137.8)	(52.2)
Foreign exchange differences	43.8	8.5
Closing net book value as at 2 July 2004	2,121.7	1,737.1

9.                                      Dividends

A dividend of €0.20 per share (totaling €47.4 million) for the year ended 31 December 2003 was approved at the Annual General Meeting on 11 June 2004 and paid to shareholders of the group beginning 21 June 2004.

10.                               Contingencies

There have been no significant changes in contingencies since 31 December 2003 (as described in the 2003 Annual Financial Statements).

11.                               Recent acquisitions

a)                                      Multivita sp. z.o.o.

On 2 October 2003, we completed the joint acquisition with TCCC of 100% of the shares of Multivita sp. z o.o., the Polish mineral water company. Total consideration for the acquisition was €21.0 million (excluding costs), of which CCHBC’s share was €10.5 million. The acquisition included a production facility at Tylicz and the mineral water brand Multivita.

b)                                     Römerquelle GmbH

On 5 December 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with the assumption of debt of an additional €6.4 million.

c)                                      Tsakiris S.A.

On 30 December 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Plias S.A. is related to CCHBC by way of some common shareholdings. The acquisition involved a production facility in Atalanti and the brands Tsakiris and City. Cash consideration was €6.2 million (excluding costs), with the assumption of debt of an additional €9.3 million.

d)                                     Gotalka

On 28 January 2004, we completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €7.2 million (excluding costs).

12.                               Post balance sheet events

On 12 July 2004, we successfully completed a €500 million bond issue. The issue was completed off our Euro Medium Term Note Programme and has a term of seven years. On the same date we also announced a successful tender offer for €322 million of the outstanding debt under our €625 million 5.25% Eurobond which matures in June 2006. Proceeds from the new Eurobond offering will be used to finance the tender offer and partially to pre-fund the maturity of our €300 million Eurobond in December 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

/s/Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: August 12, 2004